Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 27, 2015

Relating to Preliminary Prospectus Supplement dated January 27, 2015 and Prospectus dated April 23, 2013

Registration No. 333- 186726

SYNERGY RESOURCES CORPORATION

Issuer Free Writing Prospectus

January 27, 2015

Common Stock

Issuer:	Synergy Resources Corporation

Ticker / Exchange:	SYRG / NYSE MKT

Common stock offered by us:	16,186,046 shares

Over-allotment option:	We have granted the underwriters a 30-day option to purchase up to an aggregate of 2,427,906 additional shares of our common stock to cover any over-allotments.

Common stock outstanding immediately after this offering:	101,513,761 shares, or 103,941,667 if the underwriters exercise the over-allotment option in full

Public offering price:	$10.75 per share

Price to us:	$10.26625 per share

Use of proceeds:	We estimate that our net proceeds from this offering will be approximately $165.8 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $190.7 million if the underwriters exercise the over-allotment option in full.

We intend to use the net proceeds from this offering, along with cash on hand, to fund additional asset acquisitions in the Wattenberg Field which may become available from time to time and to repay borrowings under the Facility and for corporate purposes, including working capital.

Trade date:	January 28, 2015

Settlement date:	February 2, 2015

Sole book-runner/co-lead manager:	Seaport Global Securities LLC

Co-lead manager:	Johnson Rice & Company L.L.C.

Senior co-managers:	KeyBanc Capital Markets Inc.

SunTrust Robinson Humphrey, Inc.

Co-managers:	IBERIA Capital Partners LLC

Roth Capital Partners, LLC

Wunderlich Securities, Inc.

Canaccord Genuity Inc.

Euro Pacific Capital Inc.

GMP Securities LLC

Imperial Capital LLC

Northland Securities, Inc.

The number of shares of common stock outstanding immediately after the completion of this offering is based upon 85,327,715 shares of common stock outstanding as of January 21, 2015 and excludes 2,122,000 shares which may be issued pursuant to outstanding stock options and 4,022,500 shares reserved for issuance under our incentive plans. Unless otherwise indicated, the information in the prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of November 30, 2014:

•	on an actual basis; and

•

on an as adjusted basis, giving further effect to the sale of 16,186,046 shares of common stock in this offering at the public offering price of $10.75, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the following table in conjunction with our historical financial statements and the related notes thereto incorporated by reference into this prospectus supplement.

	As of November 30, 2014
	Actual	As Adjusted
	(dollars in thousands) (unaudited)
Cash and cash equivalents	$47,111	$212,881

Debt:

Revolving credit facility	77,000	77,000

Shareholders’ equity:

Preferred stock ($0.01 par value, 10,000,000 shares authorized and no shares issued and outstanding)	—	—

Common stock ($0.001 par value, 200,000,000 shares authorized, 79,854,500 and 96,040,546 shares issued and outstanding, respectively)	80	96

Additional paid-in capital	276,893	442,647

Retained earnings	36,770	36,770

Total shareholders’ equity	313,743	479,513

Total capitalization	$390,743	$556,513

The above table does not give effect to, among other things, (i) the completion of the Bayswater acquisition, including payment of the purchase price of $75.0 million in cash and the issuance of 4,648,136 shares of common stock, (ii) the incurrence of an additional $66.0 million of debt under the Facility in connection with the Bayswater acquisition, resulting in total debt outstanding under the Facility of $146.0 million, and (iii) the issuance of 778,330 shares of common stock in December 2014 in connection with the exercise of outstanding warrants, resulting in cash proceeds to us of approximately $4.7 million.

UNDERWRITING AND CONFLICTS OF INTEREST

Conflicts of Interest

We will use a portion of the net proceeds of this offering to repay indebtedness owed by us to affiliates of the underwriters that are lenders under our revolving credit facility. See “Use of Proceeds” in the prospectus supplement. As such repayment may constitute more than 5% of the net proceeds, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market” as defined in Rule 5121, exists for our common stock. See “Underwriting and Conflicts of Interest — Conflicts of Interest” in the prospectus supplement.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS, THE PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING 646-264-5601.